Exhibit 77C






For period ending December 31, 1995
File Number 811-

PaineWebber Series Trust

Shareholder Information

A special meeting of shareholders of PaineWebber Series Trust - Government Portfolio ("Fund") was held on September 21, 1995. At the meeting, shareholders approved the following actions.

A new sub-advisory agreement between Mitchell Hutchins and Pacific Investment Management Company in regard to the Government Portfolio. The votes were as follows:

                                                            Shares Withhold
Shares Voted For              Shares Voted Against             Authority
---------------               --------------------          ---------------

1,205,373.221                 303,594.639                   94,017.204



2. A change in the Government Portfolio's investment objective from "high current income consistent with the preservation of capital and, secondarily, capital appreciation" to "total return consisting of capital appreciation and income." The votes were as follows:

                                                            Shares Withhold
Shares Voted For              Shares Voted Against             Authority
---------------               --------------------          ---------------

1,244,583.629                 302,866.955                   55,534.480



3. An amendment to the Government Portfolio's fundamental investment limitation governing borrowing to increase permissible borrowing from 10% to 33 1/3% of its assets and to permit the use of dollar rolls. The votes were as follows:



                                                            Shares Withhold
Shares Voted For              Shares Voted Against             Authority
---------------               --------------------          ---------------

1,084,818.107                 394,857.951                   123,309.006


Broker non-votes and abstentions are included within the "Shares Withhold Authority" totals.